1. Name and Address of Reporting Person
   Burg, H. P.
   76 South Main Street
   Akron, OH 44308
   USA
2. Issuer Name and Ticker or Trading Symbol
   FirstEnergy Corp. (FE)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   03/03/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Vice Chairman & CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                    03/03/2003            A         42050.7128  A   $32.9700                  D
                                                      <F1>
Common Stock                    03/03/2003            D         -42050.7128 D   $32.9700   123619.7652    D
                                                      <F1>
Common Stock                                                                               9005.3914      I           By Eileen E.
                                                                                                                      Burg Trust
Common Stock                                                                               9914.0141      I           By Savings
                                                                                                                      Plan Trust
Common Stock                                                                               361.9871       I           By Rob P.
                                                                                                                      Burg
Common Stock                                                                               361.9871       I           Wil P. Burg

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $19.3125                                                  03/01/2010 Common                      60000   D
Options                                                                          Stock
(Right to
buy)
Stock       $24.28                                                    11/17/2005 Common                      60000   D
Options                                                                          Stock
(Right to
buy)
Stock       $27.75                                                    11/22/2010 Common                      140000  D
Options                                                                          Stock
(Right to
buy)
Stock       $29.5                                                     05/16/2011 Common                      200000  D
Options                                                                          Stock
(Right to
buy)
Stock       $29.71   03/03/2         A         26680       03/01/2004 03/01/2013 Common  266800   $29.7100   266800  D
Options              003                       0                                 Stock
(Right to
buy)
Stock       $29.82                                                    06/08/2008 Common                      32012   D
Options                                                                          Stock
(Right to
buy)
Stock       $29.87                                                    03/01/2009 Common                      27703   D
Options                                                                          Stock
(Right to
buy)
Stock       $34.45                                                    04/01/2012 Common                      200000  D
Options                                                                          Stock
(Right to
buy)
Phantom -   1                                                         03/01/2001 Common                      -0      D
3/99                                                                             Stock
Phantom     1        03/03/2         D               2550. 03/01/2000 03/01/2003 Common  2550.537 $29.7100   -0      D
3/00                 003                             537                         Stock
                                                     <F2>
Phantom-3/0 1                                                         03/01/2004 Common                      10438.7 D
1D                                                                               Stock                       16
Phantom     1                                                         03/01/2005 Common                      8092.68 D
3/02D                                                                            Stock                       6
Phantom /   1 <F3>   03/03/2         A         2550.        <F2>       <F2>      Common  2550.537 $29.7100   9387.29 D
Retirement           003                       537                               Stock                       4
Phantom     1 <F3>   03/03/2         A         27105       03/03/2003 03/01/2006 Common  27105.92 $29.6300   27105.9 D
3/03D                003                       .922                              Stock   2                   22
                                               <F4>

Explanation of Responses:

<F1>
These performances shares paid out in cash, per the vesting and payout date approved by the Compensation Committee. The performance shares were not required to be reported at date of grant because the vesting is based in part on factors other than stock price.
<F2>
These transactions reflect the extension of the expiration date of phantom stock from 3/1/2003 to "retirement" or "other termination of employment" under arrangements approved by the Compensation Committee, and reflects the stock moving to the "retirement" account from the Phantom 3/00 account.
<F3>
1 for 1
<F4>
22,588.27 shares are vested (i.e. non-forfeited) immediately. 4,517.65 shares become vested (i.e. non-forfeited) on 3/1/06.

SIGNATURE OF REPORTING PERSON
/s/ H. P. Burg

DATE
03/04/2003